

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Mr. Dan T. Bessey
Surewest Communications
Vice President and Chief Financial Officer
8150 Industrial Avenue
Building A
Roseville, California 95678

> **Re: Surewest Communications**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
>
> **Form 10-Q for the quarter ended March 31, 2011**
> **File No. 0-29660**

Dear Mr. Bessey:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 55

1.   We refer to the triennial review that you completed during the first quarter of 2010 to evaluate the appropriateness of the estimated useful lives of your property, plant and equipment. You state that the change in estimates decreased consolidated depreciation expense by $1,241,000 and increased consolidated net income by $741,000 or $0.05 per share in 2010. This equates to a change in net income of approximately 28%. In this regard, it appears that the estimates and assumptions involved in your application of GAAP for property, plant and equipment have had a material impact on your reported financial condition, operating performance and on the comparability of reported information over different reporting periods. Therefore, please expand your critical accounting estimate disclosures to supplement the accounting policy that is already disclosed in the notes to the financial statements to address specifically why these accounting estimates bear the risk of change, how you arrived at the revised estimated useful lives, how much the estimates have changed in the past, why they have changed in the past and whether these estimates are reasonably likely to change in the future. In you response, please provide us with your proposed disclosures.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Plant and Equipment, page 73

2.   Please tell us in more detail about the triennial review of the estimated useful lives of your property, plant and equipment. You state that you increased the estimated useful lives of general purpose software, general purpose hardware and certain central office equipment and decreased the lives of certain of customer premise equipment and outside plant categories. Please provide us with an analysis of the review that sufficiently summarizes the material changes disaggregating the $1,241,000 change in depreciation expense between increases and decreases.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

FAX: 916-784-9574